SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11- K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

As of December 31, 2005 and December 31, 2004 and for the year ended December 31, 2005

Commission file number 1 – 7635

A. Full title of the plan and the address of the plan if different from that of the issuer named below:

     TWIN DISC, INCORPORATED – THE ACCELERATOR 401 (K) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

TWIN DISC, INCORPORATED 1328 Racine Street Racine, WI 53403

TWIN DISC, INCORPORATED
ACCELERATOR 401(k) SAVINGS PLAN
Racine, Wisconsin
AUDITED FINANCIAL STATEMENTS
Years Ended December 31, 2005 and 2004

TABLE OF CONTENTS
Page
Independent Auditors’ Report	1
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-8
Schedule of Assets Held for Investment	9

1

INDEPENDENT AUDITORS’ REPORT

Benefits Committee Twin Disc, Incorporated – Accelerator 401(k) Savings Plan Racine, Wisconsin

     We have audited the accompanying statements of net assets available for benefits of the Twin Disc Accelerator-401(k) Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

     Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes – December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 12, 2006 Milwaukee, Wisconsin

TWIN DISC, INCORPORATED
THE ACCELERATOR 401(K) SAVINGS PLAN
Racine, Wisconsin

Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004

Assets:
Investment options at fair value	$54,771,079	$50,969,146

Receivables:
Employer match contribution	7,129	6,058
Participant contribution	22,857	21,537

Total receivables	29,986	27,595

Net assets available for plan benefits	$54,801,065	$50,996,741

The accompanying notes to financial statements are an integral part of these statements.

TWIN DISC, INCORPORATED
THE ACCELERATOR 401(K) SAVINGS PLAN
Racine, Wisconsin

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004

	2005	2004

Additions:
Additions to net assets attributed to:
Investment income:

Net appreciation in fair value of investments	$1,559,556	$3,415,195
Interest	74,025	71,242
Dividends	1,961,261	1,721,104

Net investment gain	3,594,842	5,207,541

Contributions:
Employer	686,948	630,546
Participant	2,419,921	2,195,513
Rollovers	136,255	194,865

Total contributions	3,243,124	3,020,924

Total additions	6,837,966	8,228,465

Deductions:
Deductions from net assets attributed to:
Administrative fees	1,853	2,400
Benefits paid to participants	3,031,789	2,146,707

Total deductions	3,033,642	2,149,107

Change in net assets available for plan benefits	3,804,324	6,079,358

Net assets available for plan benefits, beginning of year	50,996,741	44,917,383

Net assets available for plan benefits, end of year	$54,801,065	$50,996,741

The accompanying notes to financial statements are an integral part of these statements.

TWIN DISC, INCORPORATED – ACCELERATOR 401(k) SAVINGS PLAN

Racine, Wisconsin

Notes to Financial Statements December 31, 2005 and 2004

1. Basis of Presentation and Significant Accounting Policies

       General

     The following brief description of the Twin Disc, Incorporated – Accelerator 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions. The Plan, established April 1, 1986, is a defined-contribution plan covering substantially all Twin Disc, Incorporated (the “Company”) domestic employees and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility
     An employee of the Company is eligible for plan participation after completing two months of employment.

Contributions
     Participants may elect to contribute on a pre-tax basis up to 100% of annual gross income with contributions limited under provisions of the Internal Revenue Code.

     For participants who are employed by Twin Disc, Incorporated, the Company contributes an amount equal to a percentage of each participant’s 401(k) contributions, up to 6% of compensation. The contribution percentages for the years ended December 31, 2005 and 2004 was 50%. For participants who are employed by the Twin Disc South East subsidiary, the Company contributes a matching contribution equal to 25% of each participant’s 401(k) contributions, up to 6% of compensation, and a profit sharing contribution equal to 2.5% of each participant’s compensation. The Internal Revenue Code has set a maximum of $14,000 and $13,000 for tax-deferred contributions that may be excluded for any individual participant in 2005 and 2004, respectively. The Internal Revenue Code also allows additional catch-up contributions for participants age fifty and over. The maximum additional contribution allowed was $4,000 and $3,000 in 2005 and 2004, respectively. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant withdraws them from the Plan.

     The Plan enables participants to allocate their contributions and account balances among various investment options offered by the Plan. Assets of the Plan are segregated and invested based upon the total allocation of the participants’ accounts. Participants may direct such allocations in any whole percentage increment and allocations can be changed at any time.

Vesting
     Participants are immediately 100% vested in their individual account balances.

Withdrawals
     After-tax contributions may be withdrawn at any time upon receipt of written notice by the Trustee. Pre-tax contributions may only be withdrawn, prior to employment termination, in the event of severe financial hardship or once annually upon attainment of age 59½. A final distribution is paid to the participant upon termination of employment with the Company. Final distributions in excess of $5,000 may be deferred as elected by the participant until age 70 ½.

TWIN DISC, INCORPORATED – ACCELERATOR 401(k) SAVINGS PLAN

Racine, Wisconsin

Notes to Financial Statements December 31, 2005 and 2004 (Continued)

1. Basis of Presentation and Significant Accounting Policies (Continued)

Participant Accounts

     As of March 1, 2004, the Company authorized the transfer of trusteeship of the Plan from UMB Bank, N.A., to T. Rowe Price Trust Company, and the recordkeeping services for the Plan from Strong Retirement Plan Services (“Strong”) to T. Rowe Price Retirement Plan Services, Inc. (“T. Rowe Price”). T. Rowe Price maintains individual accounts for each participant for their respective investment in each of twelve available investment funds. For all investment programs which are mutual funds or collective trust funds, participant balances are maintained on a share or unit method, as appropriate. Participant investments in the Twin Disc, Inc. Stock were accounted for on a share method. Shares and share values as of December 31, 2005 and 2004 were as follows:

	Shares		Share Value
	December 31,		December 31,

	2005	2004	2005	2004

Twin Disc, Inc. Stock	32,553	51,236	$44.69	$25.55

        Participant Loans

     Participants may be granted a loan against their individual account balance limited to the lesser of $50,000 or 50% of the account balance. Loans are granted in a uniform and nondiscriminatory manner based on the loan policy as set forth by the Benefits Committee. The loan proceeds are made pro-rata from the investment elections of the participant. Each participant's individual account and the interest and principal paid on the loan shall be credited only to such participant's account balance. Any such loan shall be repaid over a period not exceeding five years unless the loan is used to purchase a principal residence, in which case the loan shall be repaid over a period not exceeding fifteen years.

Basis of Accounting
     The financial statements of the Plan are prepared under the accrual method of accounting.

Administrative Expenses
     Certain administrative expenses of the Plan are paid by the Company at its discretion. The remaining administrative expenses are paid by the Plan.

          Benefit Payments

     Benefits are recorded when paid.

TWIN DISC, INCORPORATED – ACCELERATOR 401(k) SAVINGS PLAN

Racine, Wisconsin

Notes to Financial Statements December 31, 2005 and 2004 (Continued)

1. Basis of Presentation and Significant Accounting Policies (Continued)

Investment Valuation

     Investments of the Plan are stated at fair value. The values of investments in mutual funds and common stocks are determined by the last reported market price on the last business day of the year. Investments in collective trust funds, other than the T. Rowe Price Stable Value Common Trust Fund (see below), are valued at redemption prices established by the trustee of the funds based on the quoted market prices of the underlying investments. Participant loans are valued at cost which approximates fair value. The Plan presents in the statement of changes in net assets, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned.

     The fair value of the T. Rowe Price Stable Value Common Trust Fund is determined by T. Rowe Price Retirement Plan Services, Inc. The collective trust fund invests in short-term and long-term conventional and synthetic investment contracts issued by insurance companies and other institutions that meet the high credit quality standards established by T. Rowe Price. The investment contracts are recorded at contract value (which represents contributions received, plus interest, less plan withdrawals), which approximates fair value at December 31, 2005.

2. Investments

     The following presents investments that represent 5 % or more of the Plan’s net assets:

	December 31,

	2005		2004

Mutual Funds:
Dodge & Cox Balanced Fund	$3,277,303	$	---
Pimco Total Return Fund	4,648,094		4,278,146
T. Rowe Price Equity Income Fund	3,306,322		3,027,455
T. Rowe Price Growth Stock Fund	11,485,150		11,260,625
T. Rowe Price Mid Cap Value Fund	8,773,858		8,422,721
T. Rowe Price Small Cap Value Fund	---		2,775,540
T. Rowe Price Stable Value Common Trust Fund	12,623,980		11,779,338

TWIN DISC, INCORPORATED – ACCELERATOR 401(k) SAVINGS PLAN

Racine, Wisconsin

Notes to Financial Statements December 31, 2005 and 2004 (Continued)

2. Investments (Continued)

     During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value by $1,559,556 and $3,415,196, respectively, as follows:

	December 31,

	2005	2004

Mutual funds	$729,780	$2,267,469
Common stock	786,542	1,043,508
Collective trust fund	43,234	104,218

	$1,559,556	$3,415,195

3.  IncomeTax Status

     The Plan obtained its latest determination letter on March 19, 2002, in which the Internal Revenue Service stated the Plan as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4. Termination of Plan
     Although the Company has not expressed any intent to terminate the Plan, it may do so at any time.

5. Party-in-Interest Transactions
     Transactions involving employer securities, funds administered by T. Rowe Price Retirement Plan Services, Inc., the current trustee and recordkeeper of the Plan, and participant loans are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

6. Amounts Allocated to Withdrawn Participants
     Plan assets of $10,100,943 and $9,086,930 have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2005 and 2004, respectively, but who have not yet received distributions as of that date.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual amounts could differ from those estimates.

TWIN DISC, INCORPORATED – ACCELERATOR 401(k) SAVINGS PLAN

Racine, Wisconsin

Notes to Financial Statements December 31, 2005 and 2004 (Continued)

8. Risks and Uncertainties
     The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

9. Subsequent Events
     In January 2006, the Board of Directors approved a two-for-one stock split of the Company’s outstanding common stock. The split was issued on March 31, 2006 to shareholders of record at the close of business on March 10, 2006. The split increased the number of shares outstanding to approximately 5.8 million from approximately 2.9 million. The Consolidated Financial Statements and Notes thereto, including all share and per share data, have been restated as if the stock split had occurred as of the earliest period presented.

     In February 2006, the Company made a one-time discretionary match contribution to all active Twin Disc, Incorporated employees as of December 31, 2005 and to Twin Disc, Incorporated employees who retired during 2005 that participated and contributed to the Plan during 2005. The amount of the contribution is equal to 50% of each employee’s total employer match for 2005.

TWIN DISC, INCORPORATED
THE ACCELERATOR 401(K) SAVINGS PLAN
Racine, Wisconsin
Employer Identification #39-0667110
Plan 005
Schedule of Assets Held for Investment Purposes - Schedule H, Line 4i
December 31, 2005
Description of asset	Shares/Units	Fair Value
Dodge & Cox Balanced Fund	40,291	$3,277,303
Goldman Sachs Growth Opportunities A Fund	29,195	629,159
Pimco Total Return Fund	442,676	4,648,094
* T. Rowe Price Equity Income Fund	127,559	3,306,322
* T. Rowe Price Growth Stock Fund	404,407	11,485,150
* T. Rowe Price Mid Cap Value Fund	375,272	8,773,858
* T. Rowe Price Small Cap Value Fund	73,486	2,712,351
* T. Rowe Price Stable Value Common Trust Fund	12,623,980	12,623,980
Templeton Foreign Fund	110,725	1,403,998
* Twin Disc, Inc. - Common Stock	32,553	1,454,775
Vanguard 500 Index Fund	13,830	1,589,341
William Blair Small Cap Growth Fund	70,049	1,664,375
* Participant Loans, interest rates ranging
between 5.0% and 10.5%, maturities
ranging from 2006 to 2019		1,202,373

		$54,771,079

* The party involved is known to be a party-in-interest to the Plan.

See Independent Auditor’s Report.

EXHIBITS TO THE ANNUAL REPORT ON FORM 11 – K

The exhibits listed below are filed as part of this Annual Report on Form 11–K. Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S–K.

Exhibit
Number	Description
-----------	--------------------------------------------------------------------------------------------------------------------------------------

23	Consent of Independent Accountants, filed herewith.

99.1	Section 906 Certification

99.2	Section 906 Certification

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorited.

TWIN DISC, INCORPORATED –
THE ACCELERATOR 401(K) SAVINGS PLAN

June 28, 2006	/s/ Christopher J. Eperjesy
-------------------	----------------------------------------------------------------
Christopher J. Eperjesy
Vice President – Finance, Chief Financial Officer
and Secretary

/s/ Denise L. Wilcox
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Denise L. Wilcox
Vice President – Human Resources